Mail Stop 3561

March 31, 2009

Jeffrey D. Jordan, Chief Executive Officer
OpenTable, Inc.
799 Market Street, 4<sup>th</sup> Floor
San Francisco, California  94103

  **Re:** **OpenTable, Inc.**
    **Amendment No. 1 to Registration Statement on Form S-1**
    **Filed March 13, 2009**
    **File No. 333-157034**

Dear Mr. Jordan:

  We have reviewed your letter dated March 13, 2009 responding to our comment letter dated February 27, 2009 and your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your response to comment five in our letter dated February 27, 2009. Please revise the term "solution" in your summary and replace it with a plain English description of the products and services you provide.  Alternatively, please include an explanation of what "solution" means in the context in which you use this term.

2. We note your response to comment six in our letter dated February 27, 2009. Please file on EDGAR as correspondence the supplemental information you provided us in response to this comment.

Risk Factors, page 9

3. We note your responses to comments 9 and 10 in our letter dated February 27, 2009. In addition to the revisions you have made already, please disclose in the last risk factor on page 15 the "interdisciplinary expertise" of your personnel and identify the "senior management" and "key employees" upon which you are dependent. Also, please separate the first full risk factor on page 19 into multiple risk factors because that risk factor discusses separate and distinct risks, including the risks that you might not be able to secure additional debt or equity financing in a timely manner, existing shareholders could suffer significant dilution if you secure additional debt or equity financing, and the tightening of the credit markets may negatively impact your access to short-term debt. Finally, please revise your second risk factor on page 19 or combine it with the last risk factor on page 17 so these risk factors are not repetitive.

Liquidity and Capital Resources, page 50

4. We note your response to comment 16 in our letter dated February 27, 2009. Also, we note that you have deleted your statement that you expect capital expenditures and international expansion efforts to utilize more cash than recent historical periods. Please tell us, with a view to disclosure, whether you no longer expect your capital expenditures and international expansion efforts to utilize more cash than recent historical periods. If so, in your response, please tell us why you no longer expect this to be true. If not, please revise your disclosure to state this expectation and to include your estimated amount of capital expenditures and international expansion costs for the upcoming fiscal year and specifically state the sources of cash you expect to utilize.

Business, page 54

5. We note your response to comment 17 in our letter dated February 27, 2009. In your new disclosure, you state that for the 12 months ended December 31, 2007 and 2008, your subscription revenues accounted for 55% and 54% of your total revenues, respectively, and your reservation revenues accounted for 41% and 41% of your total revenues, respectively. Please disclose how you generated your remaining revenues for these periods.

Consolidated Statements of Stockholders' Equity and Comprehensive…, page F-6

6. Reference is made to your disclosure on page F-26 that 714,729 stock options were exercised in fiscal 2008 at a weighted average exercise price of $0.15. In this regard, please explain to us why you recorded a $1,453,000 credit to equity upon the exercise of these options, which suggests a weighted average exercise price of approximately $2.00.

Consolidated Statements of Cash Flows, page F-7

7. We note your response to comment 30 in our letter dated February 27, 2009. Please tell us where the income tax benefit from employee stock option exercises that resulted in a credit to additional paid in capital is classified on your statement of cash flows. Refer to paragraphs 19.e and 23.c of SFAS 95.

Note 5. Line of Credit, page F-19

8. We note your response to comment 34 in our letter dated February 27, 2009. Please tell us the effective conversion price and show us your calculation. Also, please tell us the fair value of your common stock at the measurement date and whether this value was determined based on sales to independent third parties. Please indicate the timing of any third party sales in relation to the commitment date. Refer to Issue 13(b) of EITF 00-27.

Note 8. Stockholders' Equity, page F-21

Common Stock Subject to Repurchase, page F-21

9. We note your response to comment 35 in our letter dated February 27, 2009. Please tell us the specific guidance in SFAS 123R that you relied upon in concluding that your accounting is appropriate. Please focus on the support for your view that the early exercise of options has no impact on the recognition of compensation cost. Additionally, please specify your basis for treating the proceeds of the exercise as a deposit and a liability and why repurchases of nonvested shares are treated as forfeitures. In short, a step by step analysis of SFAS 123 as it relates to options subject to repurchase would be helpful in understanding and concurring with your accounting.

Preferred Stock, page F-22

10. We note your response to comment 36 in our letter dated February 27, 2009. Please tell us the effective conversion price and the fair value of your common stock at the date of issuance and how you determined the amounts. Refer to EITFs 98-5 and 00-27.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters.  Please contact Ramin Olson, Attorney-Adviser, at (202) 551-3331, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     Patrick A. Pohlen, Esq.
        Latham & Watkins LLP
        Via Facsimile